UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _____)

FIRST NATIONAL POWER CORPORATION

(Name of Issuer)

COMMON

(Title of Class of Securities)

32113F 10 3

CUSIP Number

March 8, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting persons' initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

CUSIP No. 32113F 10 3

1.    Names of Reporting Persons. Peter Wanner

       I.R.S. Identification Nos. of above persons (entities only).

2.    Check the appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3.    SEC Use Only

4.    Citizenship or Place of Organization     Canadian

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	200,000
	6. Shared Voting Power
	7. Sole Dispositive Power	200,000
	8. Shared Dispositive Power

9.    Aggregate Amount Beneficially Owned by Each Reporting Person 200,000

10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.    Percent of Class Represented by Amount in Row (9) Less than 1%

12.    Type of Reporting Person (See Instructions) IN (Individual)

Item 1.

(a) Name of Issuer First National Power Corp.

(b) Address of Issuer's Principal Executive Offices. 264 Blain Street A, Blain, WA 98230

Item 2.

(a) Name of Person Filing Peter Wanner

(b) Address of Principal Business Office or, of none, Residence 44 Greystone Crescent, Georgetown, Ontario, Canada L7G 1G9

(c) Citizenship     Canadian

(d) Title of Class of Securities Common

(e) CUSIP Number  32113F 10 3

Item 3. If this statement is filed pursuant to d d 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	❑ Broker or dealer registered under section 15 of the Act (15 U.S.C 78o)
(b)	❑ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	❑ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	❑ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	❑ An investment adviser in accordance with C240.13d-1(b)(1)(ii)(E);
(f)	❑ An employee benefit plan or endowment fund in accordance with C240.13d-1(b)(1)(ii)(F);
(g)
[x] A parent holding company or control person in accordance with d 240.13d-1(b)(1)(ii)(G);

(h)	❑ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C 1813);
(i)	❑ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	❑ Group, in accordance with d 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 200,000

(b) Percent of class: Less than 1%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 200,000

(ii) Share power to vote or to direct the vote:

(iii) Sole power to dispose or to direct the disposition of: 200,000

(iv) Shared power to dispose or to direct the disposition of:

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following Instruction: Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8. Identification and Classification of Members of the Group

N/A

Item 9. Notice of Dissolution of Group

N/A

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 22, 2005

Date

/s/ Pete D. Wanner

Signature

Peter Wanner/CFO

Name/Title